Eternelle Skincare Products Inc.
(formerly Peptide Technologies, Inc.)
5348 Vegas Drive, #177
Las Vegas, NV  98108-2347

July 28, 2017

Pamela Long

Assistant Director

Office of Manufacturing and Construction

Division of Corporate Finance

United States Securities and Exchange Commission

Re:	Eternelle Skincare Products Inc.

Registration Statement on Form 10-12B
Filed June 23, 2017

File No. 001-38133

Dear Ms. Pamela Long:

The Company modified its disclosure with respect to Comment Numbers 1 through 15.  Please see the registration statement filed concurrently herewith as the Amendment.

General

1. We note that you filed your form on EDGAR as a Form 10-12B. It appears that you intend to register securities under Section 12(g) of the Exchange Act. If so, then please withdraw your Form 10-12B and file a new Form 10-12G pursuant to Section 12(g).

We confirm that we intended to file a Form 10-12G; however, a Form 10-12B was filed in error.  A letter to withdraw our Form 10-12B has been tendered.

A Form 10-12G has been filed pursuant to Section 12(g).

2. Please revise your filing to disclose that you are a shell company, as defined by Rule 12b-2 under the Exchange Act, because you appear to have no or nominal operations and no or nominal assets. Accordingly, please prominently disclose your shell company status and disclose the consequences of that status. If you do not believe you are a shell company, please provide us with your legal analysis.

We respectfully submit to the Commission that the Company is not a “shell company” as defined in Rule 12b-2 under the Securities Exchange Act of 1934.  In adopting the definition of a shell company in SEC Release No. 33-8587 (the “Release”), the Commission stated that it intentionally did not define the term “nominal” and it did not set a quantitative threshold of what constitutes a shell company.

In the Release, the Commission states:

We are not defining the term “nominal,” as we believe that this term embodies the principle that we seek to apply and is not inappropriately vague or ambiguous. We have considered the comment that a quantitative threshold would improve the definition of a shell company; however, we believe that quantitative thresholds would, in this context, present a serious potential problem, as they would be more easily circumvented. We believe further specification of the meaning of “nominal” in the definition of a “shell company” is unnecessary and would make circumventing the intent of our regulations and the fraudulent misuse of shell companies easier.

As such, under the Rule, the threshold for what is considered “nominal” is, to a large degree, subjective and based upon facts and circumstances of each individual case.

As disclosed in its registration statement on Form 10-12(g), the Company is actively engaged in the implementation and deployment of its business plan.  The Company has already sourced a supplier for the manufacturing of its proprietary blend products.

As further disclosed in its registration statement on Form 10-12(g), the Company has engaged an internet marketing and public relations development company.  This company and members of its staff (having worked alongside the Company’s CFO for more than 10 months) have increased the capacity and function of the Company and management in both operational and development needs.  The development firm and its staff have agreed to provide the Company and its CFO with certain strategic guidance including, but not limited to:

(i)	developing a website for our products and marketing campaign. http://www.eternelleskincare.com/

(ii)	additional website development, packaging design and branding, influencer marketing, social media ads, additional ad channels, and blogger and content marketing.

(iii)	Social media to include YouTube pre-Roll ads, twitter, Instagram and Facebook.

Our goal is to put together a marketing and sales funnel with the right channels and key trackable metrics to test and tweak the funnel for maximum effectiveness.

Marketing media to be engaged will include social media networks including Facebook, Instagram, Twitter, and YouTube Pre-Roll Ads.  Additional advertising channels will be engaged to include, Google PPC (Search Ads), retargeting ads, Influencer and content marketing.  In addition, we will be creating video content to be used on our website.

While the Company undertakes the planning process associated with operations, Company’s management intends to expand scope and viability of its ‘http://www.eternelleskincare.com/’ portal to generate revenues and value-added services to end-users and others

To this degree, the Company’s operations are more than just “nominal.” As the Commission points out in its Release, there are no established quantitative thresholds to determine whether a company’s operations are in-fact “nominal”. Instead, the determination is to be made on a case-by-case basis, with significant regards to a subjective analysis aimed at preventing serious problems from allowing scheming promoters and affiliates to evade the definition of a “shell” company (as well as the intent of the Rule).

Particularly in this Company’s situation, management and its development firm have been working at implementing the Company’s core business strategy, including, but not limited to, meeting with legal and financial advisors, other programmers and developers, integration experts, in anticipation of its progressing operations and the launch of its web based portal.  As disclosed in its financial statements, the Company has incurred significant expense for development by utilizing industry experts and others on an as-needed basis.  Respectfully the Company submits that operations are more than “nominal” and that it does not fall within the class of companies for which the SEC was aiming to prevent as referenced in Release Footnote 32.

Cover Page

3. It does not appear that your common stock is traded on the OTC Bulletin Board. Please revise.

The revision will read: OTC MARKETS

In speaking with OTC Markets (Corporate Services Department – July 18, 2017), we were informed that 60 days after the filing with the SEC, OTC would update their systems and place the company appropriately in one of the levels pending review of the Form 10-12(g).  See insert:

Subject: OTC Markets | Official site of the OTCQX, OTCQB and OTC Pink Marketplaces featuring Free Stock & Bond Quotes, Trade Prices, Chart, Financials and Company News & Information for Investors, Companies and Traders - OTCMarkets.com

We were informed that OTC would monitor and update their systems without our needing to make contact again.

Business, page 1

4. We note your disclosure regarding the three products that you plan to sell to consumers, Skin Brightener, Vitamin C Peptide, and Skin Moisturizer. Please clarify whether your products are currently developed or whether you are in the process of developing such products.

Business of Issuer

The business of Eternelle Skincare Products Inc., formerly Peptide Technologies, Inc. (the “Company” or “Eternelle”), is to develop and market skincare products. Peptides are the latest innovation in skincare as science has proven that peptides can help manage wrinkles in skin and reverse the signs of aging. Using proprietary peptide blends, the Company has a number of skincare products that demonstrate strong efficacy in providing youthful, healthy skin and significant anti-aging benefits to both women and men.

Our skincare products address various skincare needs. These products include moisturizers and serums for the face and around the eyes.

1.	Skin Brightener – A unique pigment clarifying serum that addresses uneven production of melanin. It synergistically targets areas of hyper pigmentation.

2.	Vitamin C Peptide – Plant-based collagen serum created to resist damage from aging, sun damage, and environmental exposure.

3.	Skin Moisturizer – A super fruit, antioxidant rich crème that contains age defying peptides and vitamin C that significantly minimizes visible signs of aging.

We are using internationally recognized experts in the manufacturing of specialized, professional quality products that meet the demands of day and resort spa, medical spa and eco spa markets.  With profound knowledge and expertise in cosmetic chemistry and professional skincare, this supplier has established itself as a leader in cutting edge formulations and product innovation in the field of skin care.

This manufacturer offers custom product formulation and manufacturing.  This allows our Company to develop proprietary blends in order to ‘privately brand’ our collection.  Our Company formulations have been developed.

Our products are manufactured in accordance with Good Manufacturing Procedures (GMP). The manufacturer follows the recommendations of the United States Food and Drug Administration and Health Canada and also adheres to the Quality Assurance Guidelines of the Cosmetic, Toiletry, and Fragrance Association. These guidelines enable us to guarantee the consistency and quality of our products from batch to batch. The manufacturer performs toxicity, microbiological, temperature and stability tests on all formulations.

Every product has been researched and tested by our supplier’s manufacturing team before it is approved for sale.  In accordance with the manufacturer’s company policy, they do not test on animals.  All botanicals are selected for freshness, purity of source, quality and potency.

5. Please disclose the sources and availability of raw materials and the names of any principal suppliers. See Item 101(h)(4)(v).

All products are supplied by our manufacturer.  The manufacturer sources the raw materials and blends them with our custom specifications.

Facilities and Properties, page 1

6. Please provide the address of your principal executive office.

The Company does not own its own facilities and is presently renting an identity office at 5348 Vegas Drive #177, Las Vegas, Nevada 89108.

7. We note your disclosure that you have engaged a cosmetic and skincare manufacturer to produce peptide-based products. Please disclose the material terms of your engagement with the manufacturer. Please file as an exhibit to this registration statement your agreement with the manufacturer or tell us why you are not required to do so. See Item 601(b)(10) of Regulation S-K.

The Company is outsourcing the production of its products and is currently negotiating with the intent to engage a cosmetic and skincare manufacturer to produce peptide-based proprietary products. The Company has no need for a physical manufacturing facility. The packaging and labeling of the product for shipping and distribution will also be outsourced.

There is no written agreement at this time

Plan of Operations, page 5

8. Please significantly revise the Plan of Operation to describe with specificity your plan for the next twelve months. Provide more detail regarding your specific plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone, and the expected sources of funding for each type of expenditure.

Plan of Operation

The Company’s business is to develop and market skincare products. Its plan is to build a state-of-the-art online store with a direct marketing and sales funnel aimed at targeted channels, using internet, social media, and content marketing. The Company’s marketing approach uses vetted channels that encompass several steps to gauge performance data from marketing tests against other campaigns in real-time with the ability to modify content delivery to targeted consumers immediately. The Company engaged a team with proprietary algorithmic software to assist in making these marketing decisions. Management believes this will provide the Company a distinct advantage over other companies that outsource marketing and advertising efforts to third parties.

The skincare space is well-suited for direct-to-consumer sales, and there are several channels that Eternelle will leverage to introduce its unique branding and creative advertising assets. Creating brand visibility, along with the back-end support to process orders, is one of Eternelle’s key strengths over smaller competitors in the space. In addition, Eternelle will create a brand that allows visibility and awareness to be molded organically, thereby increasing the brand’s value quickly.

In addition to basic social media strategies, management intends to engage top influencers in the skincare space. The Company will identify new and potential influencers using proprietary algorithmic software tools. Once sales have begun, management will create a predictable sales model to accelerate and project the Company’s future growth. The Company will utilize Facebook, Instagram, Twitter, and an online blog, and will retarget ads to IP addresses collected from online orders and influencers’ websites.

The Company is currently negotiating with the intent to engage a cosmetic and skincare manufacturer to produce peptide-based proprietary products. Given the complexity of global shipping, the Company plans to partner with a name brand distributor to deliver its products. The distributor has an advanced fulfillment network, and Eternelle will benefit from the distributor’s expertise in worldwide product delivery. Management plans to negotiate an arrangement with the distributor to warehouse Eternelle’s products in the distributor’s fulfillment centers. The distributor will pick, pack, and ship products, as well as provide customer service for Eternelle’s products. The distributor’s fulfillment centers are built to efficiently manage inventory and are able to handle cross-border shipping and customs issues.

The Company has already sourced a supplier for manufacturing of its proprietary blend products.  Concerning our specific plan of operations, we have a number of immediate and long-term objectives to be accomplished within the next 4 to 12 months.

We are now in the process of putting together a marketing and sales funnel with the right channels and key trackable metrics to test and adjust the funnel for maximum effectiveness.  We expect this to be completed within the next 4 months.  The longterm objectives to be completed within the following 8 months Include creating brand visiblility and awareness, securing paid social media and online advertising, blogging and content marketing, and developing a public relations strategy.

The Company will rely on related party advances to fund these expenditures until it can raise money through debt and or equity financing.

Marketing media to be engaged will include social media networks including Facebook, Instagram, Twitter, and YouTube Pre-Roll Ads.  Additional advertising channels will be engaged to include, Google PPC (Search Ads), retargeting ads, Influencer and content marketing.  In addition, we will be creating video content to be used on our website.

We are already developing our website which will be built on the Shopify CMS to allow ease of managing our website’s content and giving our business added features and functionality. The online e-commerce store will be built with Shopify.  It will be integrated with a brand name distributor, have a contact form, and other elements that are reflected in the design.  The website will be mobile compatible, responsive, and cross-browser friendly. In addition, we will set up best-in-class hosting and integrate Google apps (webmail, Google analytics, and webmaster tools).

9. Please revise to disclose, if true, that the company has no revenue.

At present the company has no revenue.

10. We note your disclosure that you have engaged a marketing team to assist you in making marketing decisions. Please disclose the material terms of your marketing agreement. Please file as an exhibit to this registration statement your marketing agreement or tell us why you are not required to do so. See Item 601(b)(10) of Regulation S-K.

We have no signed agreement with our internet marketing team.  The Company pays for service as it is provided.

Directors and Executive Officers, page 7

11. Please expand the discussion of your directors and executive officers to describe the specific experience, qualifications, attributes, or skills that led to the conclusion that each named person should serve in their respective position. In particular, please revise to identify all companies and organizations where the business experience occurred during the past five years.

Mr. Dennis Cox, President

Mr. Dennis Cox is a business consultant who has served in various management positions.  He has over 35 years experience working in various manufacturing and service-oriented companies.  Early in his career, Mr. Cox joined Canadian Forest Products Ltd. (CFP), a large building products company producing plywood and hard board paneling, in New Westminster, British Columbia.  Mr. Cox has held a wide variety of positions with CFP, including Buyer, Senior Buyer, Mill Stores, and Maintenance Coordinator and Shipper.

Mr. Cox worked as a consultant and then as an employee manager for Industrial Equipment Company Ltd. (IECO), a Power Transmission distributor that was located in Delta, British Columbia. IECO carried a full range of power transmission equipment, bearings, material handling, fluid power, and other related products.

Mr. Cox has been a director and officer of the Company for the past three  years.  He is detail oriented, has managed a distribution facility, and is able to give objective direction and advice for the development of the Company.

Mr. Baxter Koehn, BA, AMA, EA

Mr. Baxter Koehn, BA, AMA, EA, is a seasoned executive with over 30 years experience in corporate management, financial leadership, international manufacturing and distribution operations.  Mr. Koehn is a registered Tax Preparer with the Canadian Revenue Agency and is presently and has been preparing client tax returns for over 20 years.  He manages a consulting practice, PSI Services in White Rock, British Columbia Canada, which provides financial management and strategic-planning and advisory services to both individuals and privately-held companies.  His duties with the company have included international marketing, buying and selling businesses and business interests, as well as developing strategies for acquiring and financing market share.

From 1980 through 1988, Mr. Koehn was a working partner with Astrographic Industries, a manufacturer that produced license plates and decals under contract with the Provincial Government.  He has ‘hands on’ experience with manufacturing, production, packaging and the distribution of manufactured products being shipped across Canada.  He was involved in the strategic growth of this company.

Executive Compensation, page 7

12. We note your disclosure on page 19 that you have $221,192 in total accrued compensation. Please revise to provide the Summary Compensation Table as required Item 402(n). Please also provide any related narrative disclosure called for by Item 402(o).

The $221,192 in total accrued compensation arose from compensation that was earned in 2014 and has not yet been paid.  No compensation was earned or accrued during the years ended March 31, 2017 or 2016.  As such, the Summary Compensation Table required by Item 402(n) and related narrative disclosure required by Item 402(o) are not applicable to this filing.”

Market Information, page 9

13. Please revise to disclose the information required by Item 201(a)(1) of Regulation S-K.

Market Information

For information regarding the markets in which Eternelle’s common stock, par value $0.001 per share, is traded, see the cover page hereof.  There is no established public trading market for Eternelle’s common stock.  There were no trades of Eternelle’s common stock during the years ended March 31, 2017 and 2016.

Financial Statements and Exhibits, page 22

14. Please file your Articles of Incorporation and bylaws as exhibits to your registration statement. See Item 601(3) of Regulation S-K.

We will file our Articles of Incorporation and bylaws as exhibits to our registration statement. These are the original Articles of Incorporation and bylaws from the inception of the Company.  We will also include the latest copy of the Articles of Incorporation, along with a Certificate of Good Standing.

15. We note your disclosure that there have been related party advances provided by your executive officers. If the company is party to an oral contract that would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K if it were written, the company should provide a written description of the contract similar to that required for oral contracts or arrangements under Item 601 (b)(10)(iii) of Regulation S-K. For guidance you may wish to refer to Question 146.04 in the Regulation S-K section of our Compliance and Disclosure Interpretations available on the Commission's website. Please file as an exhibit to the registration statement a written description of your related party loan agreements.

We will file the following written description as an exhibit to our registration statement:

In early 2015, Baxter Koehn, Chief Financial Officer of Eternelle Skincare Products Inc. (the “Company”), agreed to advance to the Company the funds required to pay for operating expenses and to implement the initial phases of the Company’s plan of operation. The Company intends to utilize such advance until it can raise additional funds through debt and/or equity financing.

As this arrangement was not documented with a contemporaneous written agreement, the terms have been summarized herein. The advance does not carry any interest and is due on demand. There are no fixed terms of repayment.

Sincerely,

/s/ Baxter Koehn

Baxter Koehn

Chief Financial Officer

Eternelle Skincare Products Inc.

5348 Vegas Drive #177

Las Vegas, NV 89108